UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Administrative changes in Bradesco

Banco Bradesco S.A. (“Bradesco” or “Company”) informs its shareholders and the overall market that its Board of Directors, complying with the recommendation of the Committee of Nomination and Succession, promoted, on this date, Mr. Marcelo de Araújo Noronha to the position of Chief Executive Officer (CEO) of the Company, replacing Mr. Octavio de Lazari Junior, which, pursuant the provisions of head of Article 150 of Law 6,404/76, shall have his name submitted, in due time, to the Board of Directors in order to compose that Body.

The appointment of Mr. Marcelo is due to his large professional experience acquired along more than 38 years working at the financial Market, of which 20 years were dedicated to Bradesco Organization.

The new CEO is 58 years old and began his banking career in 1985, in Recife. He moved to São Paulo in 1994 and, before joining Bradesco, he worked at the Board of Officers of Banco Bilbao Vizcaya Argentaria Brasil S.A. until 2003. He was, also, President of Brazilian Association of the Credit Cards and Services Companies (ABECS), from 2013 to 2017.

Mr. Marcelo reached all the positions of Bradesco`s Board of Executive Officers, and he had been holding the position of Executive Vice President in the last 8 years, cumulatively with other positions occupied by him and he shall keep holding in Organization´s companies.

He is graduated in Business Administration from UFPE - Universidade Federal de Pernambuco, with specialization in finance from IBMEC - Instituto Brasileiro de Mercado de Capitais and Advanced Management Program - AMP from IESE - Instituto de Estudios Empresariales de la Universidad de Navarra, in Barcelona.

Mr. Octavio keep composing the main advisory Committees of the Board of Directors and his appointment to the position of member of that Body shall be disclosed to the Market in due time and submitted to the Central Bank of Brazil ´s approval.

Bradesco and its coworkers recognize the personal and professional merits of Messrs. Marcelo and Octavio and wish to them a successful and happiness career in their new positions.

Cidade de Deus, Osasco, SP, November 23, 2023

Carlos Wagner Firetti

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 23, 2023

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.